SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark  One)
{X} QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

For the fiscal years ended December 31, 2001, 2000, 1999, and 1998

{ } TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

For the transition period from ........ to .........


                         Commission file number: 0-22268




                          NATIONAL RV, INC. 401(K) PLAN
                            (Full title of the plan)





                          NATIONAL R.V. HOLDINGS, INC.
                              3411 N. Perris Blvd.
                            Perris, California 92571
             (Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office)

                          NATIONAL RV, INC. 401(k) PLAN




                                Table of Contents
                                -----------------
                                                                           Page
                                                                           ----
Report of Independent Auditors............................................   3

Financial Statements:

   Statement of Net Assets Available for Plan Benefits,
   December 31, 2001, 2000, 1999, and 1998 (Modified Cash Basis)..........   4

   Statement of Changes in Net Assets Available for Plan Benefits,
   For the years ended December 31, 2001, 2000, 1999, and 1998
   (Modified Cash Basis)..................................................   5

Notes to Financial Statements............................................. 6 - 9

Supplemental Schedule:

   Item 4i - Schedule of Assets Held for Investment Purposes at
   December 31, 2001......................................................  10

Signature.................................................................  11

                         Report of Independent Auditors

Board of Directors of
National RV, Inc.

We have audited the accompanying statements of net assets available for Plan benefits (modified cash basis) of National RV, Inc. 401(k) Plan as of December 31, 2001, 2000, 1999, and 1998 and the related statement of changes in net assets available for Plan benefits (modified cash basis) for the years ended December 31, 2001, 2000, 1999, and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001, 2000, 1999, and 1998 and the changes in net assets available for Plan benefits for the years then ended, on the basis of accounting described in Note 2.





/s/ SWENSON ADVISORS, LLP
-------------------------

SWENSON ADVISORS, LLP
Temecula, California
September 12, 2002

                                NATIONAL RV, INC.
                                  401 (k) PLAN

               Statement of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)
                     December 31, 2001, 2000, 1999, and 1998



                                     Assets
                                 --------------

                                           2001      2000      1999      1998
                                         --------  --------  --------  --------
Investments, at fair value:
   Money market account                  $117,302  $ 74,874  $ 35,178  $  5,556
   Mutual funds                           652,592   450,425   207,224    47,515
   Employer securities                    127,044    85,513    46,484    13,698
                                         --------  --------  --------  --------
Net assets available for Plan benefits   $896,938  $610,812  $288,886  $ 66,769
                                         ========  ========  ========  ========











            See Accompanying Notes and Report of Independent Auditors

                                NATIONAL RV, INC.
                                  401 (k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                              (Modified Cash Basis)
           For the Years Ended December 31, 2001, 2000, 1999, and 1998



                                           2001      2000      1999      1998
                                         --------  --------  --------  --------
Addition to Net Assets Attributed To:

Investment  income:
   Interest income                       $  2,892  $  3,134  $    871  $     37
   Net realized and unrealized loss
      on investments                      (38,531)     (781)   (4,008)    4,307
                                         --------  --------  --------  --------
                                          (35,639)    2,353    (3,137)    4,344
                                         --------  --------  --------  --------
Contributions
   Participants                           314,863   306,626   204,262    55,385
   Employer                                58,590    46,090    27,581     7,183
                                         --------  --------  --------  --------
                                          373,453   352,716   231,843    62,568
                                         --------  --------  --------  --------
Total additions                           337,814   355,069   228,706    66,912
                                         --------  --------  --------  --------

Deductions from Net Assets Attributed To:
   Benefits paid to participants           51,688    33,143     6,589       143
                                         --------  --------  --------  --------
Total deductions                           51,688    33,143     6,589       143
                                         --------  --------  --------  --------

Net increase in net assets available
   for Plan benefits                      286,126   321,926   222,117    66,769

Net assets available for Plan benefits at:
   Beginning of year                      610,812   288,886    66,769      -
                                         --------  --------  --------  --------
   End of year                           $896,938  $610,812  $288,886  $ 66,769
                                         ========  ========  ========  ========







           See Accompanying Notes and Report of Independent Auditors

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
           For the Years Ended December 31, 2001, 2000, 1999, and 1998

Note 1 - Description of Plan

     The following description of the National RV, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General: The Plan, effective January 1, 1998, is a Section 401(k) pension plan sponsored by National RV, Inc. (the Company and the Sponsor), covering all full time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Oppenheimer Trust Company is the Trustee, with OppenheimerFunds Services as agent for the Trustee. National RV, Inc., the Plan administrator, has contracted with United Pensions Incorporated for administration and management of the Plan. Employees who have reached the age of 20 years and have completed one year of service with the Company are eligible to participate in the Plan. Participation continues until retirement, disability, termination of employment or death, at which time the participant's account balance becomes payable. Certain expenses incurred in the administration and management of the Plan are paid by the Company.

     Effective January 1, 1999, the Plan was amended to include employees who were transferred to National RV Holdings, Inc., an affiliated company. Only National RV Holdings, Inc. employees who perform all of their service for or on behalf of National RV, Inc. are eligible to become contributing participants.

     Contributions: The Sponsor makes matching 401(k) contributions to the Plan of 20% of the amount the participant contributes. However, no matching contribution will be made in excess of 5% of the participant's contribution. The matching contributions begin after the participant has completed two years of service. Participants may make contributions to the 401(k) Plan in an amount of not more than 15% of their compensation, subject to maximum annual legal limits. The Sponsor may also make non-elective contributions which will be allocated to the participants in the ratio of the participant's compensation to the total compensation of all participants.

     Vesting:   Participants   are   immediately   vested  in  their   voluntary
contributions plus actual earnings and any employer matching contributions.

     Payment of benefits: Upon termination of service, a participant may elect to receive either a lump sum cash payment equal to the value of his or her vested account, or installment payments. However, if the value of the vested account is less that $5,000, the payment will be a lump sum payment equal to the value of the vested amount.

     Participant loans: The Plan does not permit participant loans.

Note 2 - Summary of significant accounting policies

     Basis of accounting: The financial statements have been prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. All income and expense items are recognized when received or paid. Investments are adjusted to fair market value quarterly.

     Investments: The Plan's investments are stated at fair market value. The net increase or decrease in market value of investments is the difference between market value and cost at the beginning and end of the Plan year.

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
           For the Years Ended December 31, 2001, 2000, 1999, and 1998

Note 2 - Summary of significant accounting policies, continued

     Contributions: Employer and employee 401(k) contributions are recognized in
the  period  in  which  the   contribution   is  received  by  the  third  party
administrator.

     Benefit obligations: The Plan does not accrue for benefits payable to participants who have elected to withdraw from the Plan, but who were not paid from the Plan as of December 31 of the Plan year.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3 - Tax status

     The Plan is a prototype plan that has received a determination letter from the Internal Revenue Service dated October 21, 1998 stating that the plan is designed in accordance with the applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 4 - Plan termination

     Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5 - Investment options

     Contributions may be directed by the participant to be invested in nine different investment vehicles or any combination thereof. Participants may elect to change their investment options and transfer their account balances among the different investment accounts at any time. The investment options vary in their degree of risk and investment strategy. The accounts primarily have investments in common stocks, bonds, short-term securities, and government securities. The investment options discussed below are managed by OppenheimerFunds, Inc.

     The investments are allocated to the following funds at the participant's direction:

     Cash Reserves - This money market fund invests in a variety of high-quality money market investments to seek current income. Money market investments are short-term, U.S. dollar-denominated debt instruments issued by the U. S. government, domestic and foreign corporations, and financial institutions and other entities. They include, for example, bank obligations, repurchase agreements, commercial paper, other corporate debt obligations and government debt obligations. These instruments must be rated in the highest credit-quality category for short-term securities by nationally recognized rating services or must be considered of comparable quality to rated securities.

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
           For the Years Ended December 31, 2001, 2000, 1999, and 1998

Note 5 - Investment options, continued

     Quest Value Fund, Inc. - This fund seeks capital appreciation by investing in common stocks of U.S. issuers that are believed to be undervalued in the marketplace. The fund may also invest in other equity securities, such as preferred stocks, warrants, and debt securities convertible into common stocks. Under normal market conditions, the fund invests at least 75% of its total assets in equity securities.

     Total Return Fund, Inc. - This fund seeks high total return by investing mainly in equity securities for the purpose of seeking capital appreciation or debt securities to seek current income depending on economic conditions. The fund will hold common stocks, preferred stocks, and securities convertible into common stocks for capital appreciation. It will hold common stocks that pay dividends or debt securities such as corporate bonds, notes, and debentures and U.S. government securities for income. The equity investments of the fund are primarily in medium and large capitalization issues of $2.5 billion or more.

     Capital Income Fund - The primary objective of the fund is to seek current income while conserving principal. A second objective is capital appreciation. The fund normally invests 65% of its total assets in equity and fixed-income securities that are expected to generate income. The fund mainly invests in equity securities, such as dividend-paying common stocks, preferred stocks, and securities convertible into common stock, of domestic and foreign issuers of varying capitalization ranges. The fund also invests in corporate and government bonds and debentures of domestic and foreign issuers.

     High Yield Fund - The primary objective of the fund is to seek a high level of current income by investing in a diversified portfolio of high-yield, lower-rated fixed income securities that do not involve undue risk. Under normal market conditions, the fund invests at least 80% of its total assets in fixed-income securities and at least 65% of its total assets in high-yield, lower grade fixed-income securities (junk bonds). The balance of the assets are invested in debt securities, cash or cash equivalents, or common stock.

     Growth Fund - The primary objective of the fund is to seek capital appreciation by investing mainly in common stocks of growth companies. The fund currently focuses primarily on domestic common stocks in the mid-size to large capitalization range. The fund attempts to minimize its exposure to market risk by diversifying its investments and not holding 25% or more of its assets in investments in any one industry.

     MidCap Fund - The primary objective of the fund is to seek capital appreciation by investing in equity securities of growth companies having a market capitalization between $2 billion and $11.5 billion. The fund may invest a significant amount of its assets in technology companies, primarily domestic technology companies. The companies should show a high rate of sustainable earnings growth and revenue growth of more than 10% annually.

     Main Street Small Cap Fund - This fund invests mainly in common stocks of small market capitalization domestic companies. Generally, the fund will invest at least 65% of its total assets in common stocks of growth companies having a small market capitalization. The fund considers a small market capitalization company to have a market capitalization under $2.5 billion. Currently, the fund has invested in companies in the fields of telecommunications, biotechnology, computer software, and new consumer products.

                                NATIONAL RV, INC.
                                  401(k) PLAN
                          Notes to Financial Statements
           For the Years Ended December 31, 2001, 2000, 1999, and 1998

Note 5 - Investment options, continued

     International Growth Fund - The primary objective of the fund is to invest in common stocks of growth companies domiciled outside the United States. The fund invests in emerging markets as well as developed markets throughout the world. The fund can invest 100% of its assets in foreign securities. Under normal market conditions, the fund will invest at least 65% of its total assets in foreign common and preferred stock of companies in at least three different countries outside the United States. Also, the fund does not concentrate 25% or more of its assets in investments in any one industry.

     The participants also have the option to purchase common stock of National RV, Inc., the sponsor of the plan.

     The Plan's investment income is allocated in the same proportion that each participant's account balance bears to the investment fund balance.

Note 6 - Investments

     Assets available for Plan benefits at December 31, 2001, 2000, 1999, and 1998:

                                           2001      2000      1999      1998
                                         --------  --------  --------  --------
        Quest Value Fund *               $164,965  $127,588  $ 59,908  $ 14,869
        High Yield Fund *                  90,116    58,586    30,449     5,845
        Capital Income Fund *             140,807   104,063    44,925    11,203
        Total Return Fund *               174,498   126,601    71,942    15,598
        Cash Reserves *                   117,302    74,874    35,178     5,556
        Growth Fund                         7,762     2,794      -         -
        MidCap Fund                         5,256     2,445      -         -
        Main Street Small Cap Fund         37,630    14,952      -         -
        International Growth Fund          31,558    13,396      -         -
        Employer Securities *             127,044    85,513    46,484    13,698
                                         --------  --------  --------  --------
                                         $896,938  $610,812  $288,886  $ 66,769
                                         ========  ========  ========  ========


     Additions to net assets are as follows:
        Interest Income                  $  2,892  $  3,134  $    871  $     37
                                         ========  ========  ========  ========
        Net realized and unrealized
           loss on investment            $(38,531) $   (781) $( 4,008) $  4,307
                                         ========  ========  ========  ========

     Investments representing 5 percent or more of the Plan's net assets are noted by an asterisk.

                                NATIONAL RV, INC.
                                   401(k) PLAN

            Item 4i - Schedule of Assets Held for Investment Purposes

                        Identification Number: 33-0835022
                                Plan Number: 001

                                December 31, 2001



           Identity of Issue                  Description of Investment
          Borrower or Similar          Including Maturity Date, Rate of Interest,                 Current
                 Party                     Collateral, Par or Maturity Value             Cost      Value
---    --------------------------      ------------------------------------------      --------  --------
 *     OppenheimerFunds, Inc.          Quest Value Fund                                $     **  $164,965
 *     OppenheimerFunds, Inc.          High Yield Fund                                       **    90,116
 *     OppenheimerFunds, Inc.          Capital Income Fund                                   **   140,807
 *     OppenheimerFunds, Inc.          Total Return Fund                                     **   174,498
 *     OppenheimerFunds, Inc.          Cash Reserves                                         **   117,302
 *     OppenheimerFunds, Inc.          Growth Fund                                           **     7,762
 *     OppenheimerFunds, Inc.          MidCap Fund                                           **     5,256
 *     OppenheimerFunds, Inc.          Main Street Small Cap Fund                            **    37,630
 *     OppenheimerFunds, Inc.          International Growth Fund                             **    31,558
 *     National RV Holdings, Inc.      National RV Holdings, Inc. Stock                      **   127,044
                                                                                                 --------
                                                                                                 $896,938
                                                                                                 ========



 *  A party-in-interest as defined by ERISA

**  Cost data not provided

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, National R.V. Holdings, Inc. has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                              NATIONAL RV, INC. 401(K) PLAN

         Date: October 24, 2002             By /s/ MARK D. ANDERSEN

                                                 Mark D. Andersen
                                                 Plan Administrator